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VOICE & WIRELESS CORPORATION

    September 14, 2000

Dr. Graeme Wallace
Wallace and Partners, Inc.
151 Yonge Street, Suite 1400
M5C- 2W7
Toronto, Ontario

SUBJECT:  Acceptance of Resignation as a board member

Dear Graeme,

    The Chairman and the rest of the board accept your resignation as a member of the board of directors of Voice & Wireless Corporation, formerly Kensington International Holding Corporation, effective, September 12, 2000.

    Your counsel and advice over the last eight years will be missed. All of us wish you and your family all the best in the future. On behalf of the Chairman and the other board members, I want to say "thank you" for all of your hard work on behalf of the Company.

Sincerely,
/s/ MARK HAGGERTY Mark Haggerty President
CC:	Chairman Mike Nakonechny Director Keith Witter SEC

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VOICE & WIRELESS CORPORATION